January 15, 2013

Via EDGAR
Jennifer Thompson
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3561

Re:	Rush Enterprises, Inc. Form 10-K for the Fiscal Year Ended December 31, 2011 Filed March 15, 2012 File No. 000-20797

Dear Ms. Thompson:

On behalf of Rush Enterprises, Inc. (the “Company”), set forth below are the Company’s responses to comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated December 31, 2012, regarding the Company’s Form 10-K for the Fiscal Year Ended December 31, 2011 Filed March 15, 2012 (the “Form 10-K”).  For your convenience, the text of the Staff’s comments is set forth below in bold followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2011

Consolidated Statements of Income, page 42

1.
We note the “Parts and service sales” revenue stream line item on the face of your Consolidated Statements of Income.  To the extent that this line item includes both product and services, tell us what consideration you gave to separately disclosing revenues and cost of revenues by products and services pursuant to Rules 5-03(b)(1) and (2) of Regulation S-X.  In the event you concluded to combine the income streams from each individual class of product and services because each class does not exceed ten percent of the sum of all income items as noted in 5-03(b)(1) of Regulation S-X, please tell us the average separate profit margins for the product class and services class for each reporting period provided. Please also tell us what consideration you gave to providing a discussion within Management’s Discussion and Analysis for significant differences, if any exist, between the profit margins of your product class versus services class.

The Company provides one-stop service for the needs of its commercial vehicle customers, including aftermarket parts sales and service.  The Company’s revenues from service sales represented less than 10% of its total revenue for each of the financial statement periods presented, and were combined with revenues from parts sales for presentation, in its consolidated statements of income as permitted by Rule 5.03(b).  The Company’s revenues from service sales were 8.4% of its total revenue during the year ended December 31, 2009, 8.8% during the year ended December 31, 2010, and 7.2% during the year ended December 31, 2011.  Rule 5.03(b) also states that if the categories of items listed in Rule 5.03.1 relating to revenues are combined, related costs and expenses as described under Rule 5.03.2 shall be combined in the same manner.  Accordingly, the Company also combined the expenses related to service sales with the expenses related to parts sales for presentation in its consolidated statements of income as permitted by Rule 5.03(b).

Due to the interdependent nature of our parts and service departments, we believe combining these revenue streams provides the best understanding of our business to the reader. Virtually all automotive retailers include parts and services in the same line item because they cannot independently operate without each other. That is, you cannot provide the service (change the oil or repair the vehicle) without parts. Accordingly, the Company respectfully submits that the current presentation of its consolidated statements of income in the Form 10-K complies with the disclosure requirements of Rules 5-03(b)(1) and 5.03(b)(2) of Regulation S-X.

The average profit margins for parts and service revenue are as follows:

	2009	2010	2011

Parts department gross profit margin	28.5%	27.7%	28.6%
Service department gross profit margin	68.6%	68.1%	68.0%
Parts & Service combined gross profit margin	38.8%	38.5%	39.5%

The Company provides a discussion and analysis of the blended gross profit margin of parts and service revenue in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the Form 10-K (the “MD&A”) due to the close relationship between its parts and service departments.  A significant portion of parts revenue originates through the service department, as parts are sold on most customer and warranty repair orders.  Due to the interdependence between the parts and service departments and the consistency in the blended gross profit margin that is discussed in MD&A, the Company believes that the blended gross profit margin provides a clear understanding of the parts and service revenue stream.

Consolidated Statements of Cash Flows, page 44

2.
We note that you present draws/payments on your floor plan notes payable on a net basis.  Please tell us more about the analysis you performed when concluding that net presentation was more appropriate than gross presentation. We refer you to ASC 230-10- 45-7 through -9.  Please also confirm that all draws/payments on floor plan notes payable with suppliers of your inventory are classified within operating activities.

Borrowings and payments under credit revolvers that are either repayable on demand or that are subject to maturity in three months or less qualify for net reporting under ASC 230-10-45-9.  The Company’s floor plan with General Electric Capital Corporation (“GE Capital”) requires the Company to commence loan principal repayments on a specific vehicle on demand when it is sold.  Accordingly, the Company believes that ASC 230-10-45-9 allows for presentation of draws/payments under its GE floor plan on a net basis.  Additionally, considering the Company’s quick inventory turns, the Company believes that the knowledge of the gross cash receipts and payments related to its GE floor plan is not necessary to understand the Company’s financing activities.

As of December 31, 2011, the Company’s only floor plan credit agreement was with GE Capital and the Company did not have a floor plan credit agreement with any of its suppliers.  Navistar trade terms are short and are primarily meant to cover the transfer or delivery time of vehicles to our facilities.  Upon expiration of Navistar’s trade terms, the Company finances the Navistar vehicles under the GE Capital floor plan.  Considering the short duration of the trade terms that result in virtually all Navistar purchases being financed on the Company’s floor plan line with GE Capital, the Company believes that cash flows generated from these activities are best classified within financing activities.

In June 2012, the Company entered into a supplier provided wholesale financing agreement with Ford Motor Credit Company that provides for the financing of the Company’s Ford new vehicle inventory.  Accordingly, the draws/payments on this supplier provided floor plan notes payable related to the Ford Motor Credit Company wholesale financing agreement are classified within operating activities in the Company’s Form 10-Qs for the quarters ended June 30, 2012 and September 30, 2012.

Note 6 –  Valuation Accounts, page 53

3.
We note your disclosure on page 48 that you provide a provision for estimated repossession losses and early repayment penalties related to finance contracts sold to finance companies.  Based on the nature of your business, we would expect to see a schedule detailing the activity in these reserves, if material. Please either revise future filings to include this activity in your financial statements or tell us why you believe such disclosure is not required.  In this regard, it would be helpful for us if you provided us with a rollforward of these reserves for all periods presented.  See Rules 5-04 and 12-09 of Regulation S-X.

The Company arranges third-party financing for its product offerings through various commercial lending sources.  Almost all of the Company’s finance contracts are sold to third parties without recourse to the Company.  The Company records gains or losses upon the sale of the finance contracts, net of a provision for estimated repossession losses and early repayment penalties.  The Company believes that the provisions for estimated repossession losses and early repayment penalties related to the sales of such finance contracts are immaterial.

Set forth below are the Company’s gross charges related to repossession losses and early repayment penalties, which were incurred by the Company with respect to the sale of finance contracts, for the periods presented:

	2009	2010	2011
Gross charges related to repossession losses	$ 312,346	$ 159,056	$ -
Gross charges related to early repayment penalties	139,687	72,249	42,178
Total Gross Charges	$ 452,033	$ 231,205	$ 42,178

The amounts set forth above that relate to repossession charges that are incurred prior to any possible proceeds that the Company realizes upon the vehicles being returned to the Company and subsequently sold.  Management estimates that a minimum of 35% of the repossession charges are recovered by the Company on the ultimate disposition of the returned vehicles, rendering the net repossession losses immaterial.  Accordingly, the Company does not disclose its provision for estimated repossession losses and early repayment penalties related to finance contracts sold to finance companies.

Note 9 –  Financial Instruments and Fair Value, page 55

4.
We note that you recorded a pre-tax impairment charge related to your auction-rate securities and your disclosure that you believe that the impairment is temporary. Please provide for us your analysis as to why you believe the impairment is not “other than temporary.” We refer you to SAB Topic 5M and ASC 320-10-35.

As of December 31, 2011, the Company held two municipal auction rate securities (“ARSs”) with underlying tax-exempt municipal bonds that mature in 2030.  The auctions for the Company’s municipal auction rate securities have failed. Trading has been limited and liquidity has largely disappeared from the market. This led to a write-down in the fair value of the Company’s ARSs of approximately $1 million during the second quarter of 2011.

The Company considered the guidance in SAB Topic 5M and ASC 320-10-35 in determining how to classify the impairment of the ARSs.  The Company evaluated the financial condition and near-term prospects of the municipality that issued the ARSs and concluded that the municipality was financially sound.  The ARSs have credit wrap insurance and a credit rating of Aa3 by a major credit rating agency and continue to pay interest in accordance with their contractual terms.  Additionally, the Company has the intent and ability to hold the ARSs to maturity, if necessary, at which time the Company expects to recover the entire cost basis of the ARSs.  As of December 31, 2011, the Company had cash and cash equivalents of $208 million.  The Company’s cash balance has increased to $230 million as of September 30, 2012.  The Company does not anticipate the need to sell the ARSs below their cost basis in order to operate its business.  Based on the foregoing analysis, the Company concluded that the impairment was temporary.

Note 15 –  Acquisitions, page 66

5.	Please tell us why only one of the six purchase price allocations provided in this footnote assigned any value to franchise rights.

The Company utilizes the income approach, specifically the multiple period excess earnings (MPEE) method to determine the fair value of its franchise agreements related to business combinations. The steps followed in applying this approach include estimating the after-tax cash flows attributable to the franchise agreement and converting these after-tax cash flows to a present value through discounting. Inherent in this methodology are assumptions of how much of a particular dealership’s cash flows are attributable to owning the franchise agreement. For example, it is generally assumed that 100% of the cash flows associated with new vehicle sales are attributable to the franchise agreement but a lesser percentage of the cash flows associated with used vehicle and parts and services sales are attributable to the franchise agreement as the Company could perform a portion of these services in the location without a franchise agreement.  Accordingly, not all the cash flows from an acquired dealership are attributable to the franchise agreement, which results in some acquisitions receiving no or minimal allocation of purchase price to the franchise agreement.

As of December 31, 2011, the purchase price allocation for the West Texas Peterbilt acquisition was preliminary and the franchise rights valuation calculation was pending.  The Company disclosed the adjustment for the franchise rights allocation in the Company’s Form 10-Q for the quarter ended June 30, 2012.

The Asbury Automotive Atlanta L.L.C. purchase price allocation to the franchise right is disclosed in the footnote.

The Company performed a franchise rights valuation for the remaining acquisitions and determined that an allocation for franchise rights was not required as the MPEE calculation resulted in zero value assigned to the franchise rights.

This concludes our responses to the Staff’s comments.  As requested by the Staff’s letter of December 31, 2012, the Company acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions, please do not hesitate to call me at (830) 626-5200 or Steven Keller, Senior Vice President, Chief Financial Officer and Treasurer, at (830) 626-5226.

Sincerely, /s/ W.M. “Rusty” Rush W.M. “Rusty” Rush President and Chief Executive Officer

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